LOCK-UP AGREEMENT
STRICTLY CONFIDENTIAL
October 17, 2007
TO:               DUNDEE PRECIOUS METALS INC. (the “Seller”)
Goldbelt Resources Ltd.
          Wega Mining ASA (“Parent”), Wega Mining Inc. (“Offeror”) and Goldbelt Resources Ltd. (“Goldbelt”) have entered into a support agreement (the “Support Agreement”) dated of even date herewith. Capitalized terms used in this lock-up agreement (this “Lock-up Agreement”) and not otherwise defined herein that are defined in the Support Agreement shall have the respective meanings ascribed thereto in the Support Agreement.
          This Lock-Up Agreement sets out the terms and conditions of the agreement of the Seller to deposit or cause to be deposited under the Offer the Common Shares currently owned or controlled by the Seller (collectively referred to as the “Subject Common Shares”).
ARTICLE 1
THE OFFER
1.1 Not later than the Latest Mailing Time, Offeror shall mail the Offer in accordance with the Support Agreement. Subject to the satisfaction of the conditions of the Offer as contemplated in Section 1.2 below, Offeror shall take up and pay for the Common Shares deposited under the Offer as soon as reasonably practicable and, in any event, not later than three business days following the time at which Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws.
1.2 The obligation of Offeror to take up and pay for the Subject Common Shares under the Offer shall not be subject to any conditions, save and except for those conditions set out in Schedule A of the Support Agreement. The conditions to the making of the Offer are for the sole benefit of Offeror and may be waived by Offeror in whole or in part in its sole discretion.
1.3 The Seller acknowledges and agrees that Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of the Seller and Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Offer, modify any condition of the Offer in a manner adverse to the Shareholders generally (which for greater certainty does not include a waiver of a condition), decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Seller.

1.4 Parent and Offeror acknowledge and agree that the Subscription Closing Date will not occur until after the date on which the Offer is commenced.
ARTICLE 2
COVENANTS OF THE SELLER
2.1 The Seller hereby agrees, from the date hereof until the earlier of: (i) the termination of this Lock-Up Agreement pursuant to Article 5; and (ii) the Expiry Time, except in accordance with the terms of this Lock-Up Agreement, not to:
(a)	acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Common Shares or obtain or enter into any right to do so;

(b)	grant or agree to grant any proxy or other right to the Subject Common Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(c)	in any manner, directly or indirectly, including through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent or otherwise (as applicable), make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person regarding an Acquisition Proposal, engage in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal, or otherwise co-operate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing;

(d)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Common Shares or act in concert or jointly with any other person for the purpose of acquiring Common Shares for the purpose of affecting the control of Goldbelt;

(e)	option, sell, assign, dispose of, pledge, create an Encumbrance on, grant a security interest in or otherwise convey any Subject Common Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer and this Lock-Up Agreement;

(f)	except as required by applicable Law, prior to the public announcement by Parent of its intention to make the Offer, directly or indirectly, disclose to any person (other than Goldbelt and the financial and legal advisors of Goldbelt or the Seller) the existence of the terms and conditions of this Lock-Up Agreement, or the possibility of Parent or Offeror making the Offer or any terms or conditions or other information concerning the Offer; and

(g)	not take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 2.1;
provided, however, that nothing contained in this Agreement shall prevent the Seller from, and the Seller shall be permitted to engage in discussions or negotiations with, respond to or provide information to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent that:
(A)	Goldbelt or the Seller has received an unsolicited bona fide written Acquisition Proposal from such person subsequent to the date hereof:
1.	to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired;

2.	that did not result from a breach of this Section 2.1;

3.	that complies with all Applicable Securities Laws;

4.	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Seller acting in good faith will be obtained;

5.	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Goldbelt or any Goldbelt Subsidiary or their respective representatives beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time;

6.	that the Seller has determined in good faith (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Seller than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to Section 6.2(h) of the Support Agreement)
(any such Acquisition Proposal meeting all of the requirements of this Section 2.1(A) being referred to herein as a “Special Superior Proposal”).

2.2 The Seller hereby agrees, from the date hereof until the earlier of: (i) the termination of this Lock-Up Agreement pursuant to Article 5; and (ii) the Expiry Time, except in accordance with the terms of this Lock-Up Agreement, to:
(a)	immediately cease any existing solicitations, discussions or negotiations it is engaged in with any person other than Parent, Offeror or another Parent Subsidiary with respect to an Acquisition Proposal;

(b)	promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Parent, at first orally and then in writing of: (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Seller receives, or of which the Seller becomes aware, that relates to, or constitutes, or which could lead to, a bona fide Acquisition Proposal; or (ii) any request that the Seller receives for discussions or negotiations relating to an Acquisition Proposal or for non-public information relating to Goldbelt or any of the Goldbelt Subsidiaries. Such notice to Parent shall include a description of the terms and conditions of, and the identity of the person making, any such proposal, inquiry, offer or request (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Seller shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Parent may reasonably request. The Seller shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Parent with respect thereto; and

(c)	exercise the voting rights attaching to the Subject Common Shares, execute shareholder consents and other shareholder approval documents and otherwise use the Seller’s commercially reasonable efforts in the Seller’s capacity as a shareholder of Goldbelt (i) to facilitate the consummation of the transactions contemplated in the Support Agreement; and (ii) to oppose any proposed action by Goldbelt, the Shareholders, any of the Goldbelt Subsidiaries or any other person (A) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction involving Goldbelt or any Goldbelt Subsidiary, other than the Offer, (B) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up of and payment for the Subject Common Shares deposited under the Offer or the successful completion of the Offer, including without limitation, any amendment to the articles or by-laws of Goldbelt or its corporate structure, or (C) which would reasonably be expected to result in a Material Adverse Effect in respect of Goldbelt.
2.3 The Seller covenants to co-operate with Parent in making all requisite regulatory filings.
2.4 Nothing in this Article 2 shall prevent a director, officer or employee of the Seller who is a member of the Board of Directors of Goldbelt from engaging, in his capacity as a director of Goldbelt, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of a Lock-Up Agreement or the Support Agreement) in circumstances where Goldbelt is permitted by Section 6.2(a) of the Support Agreement to engage in such discussions or negotiations. For greater certainty, the Seller acknowledges that this Section 2.4 shall not affect the Seller’s obligation to tender (and, except as permitted by this Lock-Up Agreement, not withdraw) the Subject Common Shares to the Offer in accordance with the terms and conditions of this Lock-Up Agreement.
ARTICLE 3
AGREEMENT TO TENDER
3.1 This Lock-Up Agreement when signed and delivered by the Seller will constitute the agreement of the Seller, among other things, to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Common Shares currently owned or controlled by the Seller and, in any event, not less than the number of Common Shares set forth on Schedule A hereto, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein.
3.2 The Seller agrees that if Offeror makes the Offer in compliance with Section 1.1 and Section 1.2, the Seller shall deposit or cause to be deposited with the depository under the Offer no later than five business days prior to the first scheduled expiry time of the Offer, all of the Subject Common Shares then outstanding (and the Seller shall promptly notify Offeror that all of such Subject Common Shares have been so deposited), in accordance with the terms of the Offer, and thereafter, except as may be permitted by this Lock-Up Agreement or unless this Lock-Up Agreement is terminated in accordance with Article 5, the Seller shall not withdraw or take any action to withdraw any of the Seller’s Subject Common Shares deposited under the Offer (whether or not Goldbelt recommends or fails to recommend or withdraws, modifies or qualifies its recommendation of the Offer).
3.3 For greater certainty, the obligation to tender the Subject Common Shares shall terminate upon termination of this Lock-Up Agreement, including termination pursuant to Section 5.1(b)(vi) or Section 5.1(c)(iii) hereof.
3.4 For greater certainty, for the purposes of this Lock-Up Agreement, the term “Subject Common Shares” shall refer to all the Common Shares which the Seller is required to tender under the Offer pursuant to the terms of this Lock-Up Agreement and shall include all shares or other securities into or for which the Subject Common Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving Goldbelt prior to the acquisition of the Subject Common Shares by Offeror.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1 The Seller by its acceptance hereof represents and warrants as follows and acknowledges that Parent and Offeror are relying upon such representations and warranties in connection with entering into this Lock-Up Agreement and making the Offer and purchasing the Subject Common Shares:
(a)	the Seller is the beneficial owner of or controls all of the Common Shares set forth on Schedule A;

(b)	(i) the only securities of Goldbelt beneficially owned, directly or indirectly, or over which control or direction is exercised by the Seller are those listed on Schedule A, and (ii) the Seller has no Convertible Securities and has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of Goldbelt;

(c)	the Seller has the sole right to sell and vote all the Subject Common Shares now held;

(d)	all the Subject Common Shares held by the Seller will, at the time at which Offeror takes up and pays for such Subject Common Shares, be beneficially owned by the Seller with good and marketable title thereto, free and clear of any and all Encumbrances;

(e)	no person has any agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Seller of any of the Subject Common Shares owned by the Seller or any interest therein or right thereto, except Parent and Offeror pursuant to this Lock-Up Agreement;

(f)	the execution and delivery by the Seller of this Lock-Up Agreement, the authorization of this Lock-Up Agreement by the Seller, and the performance by the Seller of its obligations under this Lock-Up Agreement, (i) do not require any Authorization to be obtained by the Seller (other than such Authorizations as have been obtained by the Seller on or before the date hereof), and (ii) will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (A) its constating documents or by-laws, (B) any applicable Laws, or (C) any note, bond, mortgage, indenture or contract or agreement to which it is party or by which it is bound;

(g)	the Seller is duly organized under the Laws of its jurisdiction of incorporation and is validly existing;

(h)	the Seller has the necessary corporate power and authority to enter into this Lock-Up Agreement and to perform its obligations hereunder, and its execution and delivery of this Lock-Up Agreement and the performance by it of its obligations under this Lock-Up Agreement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Lock-Up Agreement; and

(i)	this Lock-Up Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
4.2 Parent and Offeror hereby make to the Seller the representations and warranties set out in Schedule B to the Support Agreement and acknowledge that the Seller is relying upon such representations and warranties in connection with the entering into of this Lock-Up Agreement and the sale to Offeror of the Subject Common Shares.
ARTICLE 5
TERMINATION
5.1 This Lock-Up Agreement may be terminated by notice in writing:
(a)	at any time by mutual consent of Parent, Offeror and the Seller;

(b)	by the Seller if:
(i)	Parent and Offeror have not complied in any material respect with their covenants contained herein or if any representation or warranty of Parent or Offeror under this Lock-Up Agreement is untrue or incorrect in any material respect and such non-compliance or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;

(ii)	Offeror has not mailed the Offer within the time period provided for in Section 1.1;

(iii)	the terms of the Offer do not conform in all material respects with the description of the Offer contained in Section 1.1 and the Support Agreement;

(iv)	Offeror has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer by the Outside Date;

(v)	(A) Seller has provided Parent with notice in writing that there is a Special Superior Proposal, together with all documentation related to and detailing the Special Superior Proposal (including a copy of the confidentiality agreement between Seller and the person making the Special Superior Proposal if not previously delivered), at least five business days prior to the date on which the Seller proposes to accept or enter into any agreement relating to such Special Superior Proposal; and

(B) five business days shall have elapsed (the “Special Right to Match Period”) from the date Parent received the notice and documentation referred to in Section 5.1(b)(v) from Seller in respect of the Acquisition Proposal and, if Parent and Offeror have proposed to amend the terms of the Offer in accordance with Section 5.2(c), the Seller shall have determined, in good faith, that the Acquisition Proposal is a Special Superior Proposal compared to the proposed amendment to the terms of the Offer by Parent and Offeror; or
(vi)	the Support Agreement is terminated in accordance with the provisions thereof;
provided that at the time of such termination pursuant to this Section 5.1(b) by the Seller, the Seller is not in material default in the performance of its obligations under this Lock-Up Agreement; and
(c)	by Parent if:
(i)	the Seller has not complied in any material respect with all of its covenants contained herein (following written notice to Seller of such non-compliance and provided such default is not rectified by the earlier of 15 days from the date of such notice and the business day prior to the Expiry Date) or if any representation or warranty of any Locked-Up Shareholder under any Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)	any of the conditions of the Offer is not satisfied or waived at the Expiry Time and Offeror elects not to waive such condition; or

(iii)	the Support Agreement is terminated in accordance with the provisions thereof;
provided that at the time of such termination pursuant to this Section 5.1(c) by Parent, neither Parent nor Offeror is in material default in the performance of its obligations under this Lock-Up Agreement.
5.2 The Seller acknowledges and agrees that, during the five business day periods referred to in Section 5.1(b)(v) and Section 5.2(b)(vi) or such longer period as the Seller may approve for such purpose, Parent and Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer and Seller shall co-operate with Parent and Offeror with respect thereto, including negotiating in good faith with Parent and Offeror to enable Parent and Offeror to make such adjustments to the terms and conditions of the Support Agreement and the Offer as Parent and Offeror deem appropriate and as would enable Parent and Offeror to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Seller will review any proposal by Parent and Offeror to amend the terms of the Offer in order to determine, in good faith, whether Parent and Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Special Superior Proposal compared to the proposed amendment to the terms of the Offer.

5.3 No termination pursuant to Section 5.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.
5.4 Upon termination of this Lock-Up Agreement, the Seller shall be entitled to withdraw any of the Seller’s Common Shares deposited under the Offer and the Offeror shall not take up any of the Subject Common Shares; provided that Offeror shall be entitled to take up Subject Common Shares in connection with (i) the take-up of Common Shares on any scheduled Expiry Date of the Offer or (ii) otherwise when required by Applicable Securities Laws.
ARTICLE 6
GENERAL
6.1 In this Lock-Up Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Lock-Up Agreement and not to any particular Section of or Schedule to this Lock-Up Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section or Schedule of this Lock-Up Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the terms “person” and “business day” shall have the meanings ascribed thereto in the Support Agreement;

(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.
6.2 The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Lock-Up Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.
6.3 This Lock-Up Agreement shall become effective in respect of the Seller upon execution and delivery thereof by the Seller.
6.4 This Lock-Up Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Lock-Up Agreement to produce more than one counterpart.

6.5 Subject to the terms and conditions of this Lock-Up Agreement, the Seller agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Lock-Up Agreement, and (b) for the discharge by the Seller of its respective obligations under this Lock-Up Agreement, including its obligations under Applicable Securities Laws, including in each case the execution and delivery of such documents as another party hereto may reasonably require.
6.6 The Seller hereby consents to the disclosure of the substance of this Lock-Up Agreement in any press release or any Circular relating to the Offer and to the filing of this Lock-Up Agreement as may be required pursuant to Applicable Securities Laws. A copy of this Lock-Up Agreement may be provided by Parent or Offeror to Goldbelt.
6.7 This Lock-Up Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and assigns. This Lock-Up Agreement shall not be assignable by any party without the prior written consent of the other parties.
6.8 Time shall be of the essence of this Lock-Up Agreement.
6.9 If any term, provision, covenant or restriction of this Lock-Up Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Lock-Up Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Lock-Up Agreement.
6.10 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:
(a)	in the case of the Seller,

Suite 3060 South Tower, Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2J1

Attention: Jonathan Goodman, President & Chief Executive Officer Fax: 416-365-5631

with a copy to Cassels Brock & Blackwell LLP (not to constitute notice),

Suite 2100, Scotia Plaza 20 King Street West Toronto, ON M5H 3C2

Attention: Paul M. Stein Fax: 416-350-6949

(b)	in the case of Parent or Offeror:

Karenslyst Allé 2, 5 etg. P.O. Box 568 Skøyen N-0278 Oslo Norway

Attention: Hans-Arne L’orange Fax: 47 2316 0109

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section, and if so given shall be deemed to have been given and received at the time of receipt (if a business day, if not then on the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
6.11 This Lock-Up Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
6.12 This Lock-Up Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Lock-Up Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.
6.13 Unless otherwise indicated, all dollar amounts referred to in this Lock-Up Agreement are expressed in Canadian dollars.

6.14 The Seller recognizes and acknowledges that this Lock-Up Agreement is an integral part of Parent and Offeror making the Offer, and that Parent and Offeror would not contemplate proceeding with making the Offer unless this Lock-Up Agreement was entered into by the Seller, and that a breach by the Seller of any covenants or other commitments contained in this Lock-Up Agreement will cause Parent and Offeror to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Seller agrees that, in the event of any such breach, Parent and Offeror shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Seller further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

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signature page follows]

          This Lock-Up Agreement may be signed in counterparts that together shall be deemed to constitute one valid and binding agreement.

Yours very truly, WEGA MINING ASA
by	(signed) Lars Marius Furu
	Name:	Lars Marius Furu
	Title:	Chief Executive Officer

WEGA MINING INC.
by	(signed) Lars Marius Furu
	Name:	Lars Marius Furu
	Title:	Chief Executive Officer

          Irrevocably accepted and agreed to this 17th day of October, 2007.

DUNDEE PRECIOUS METALS INC.
by	(signed) C.B. Burton
	Name:	C.B. Burton
	Title:	Vice President & Chief Financial Officer

SCHEDULE A
OWNERSHIP OF SECURITIES OF GOLDBELT BY SELLER

Number of		Number of	Number of Other
Goldbelt	Number of	Performance	Convertible,
Shares	Options	Rights	Securities
30,111,494	nil	nil	nil